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                                                   EXHIBIT 10

                  [Form of Letter to Shareholders]

March 14, 1994


Dear Fellow Shareholder:

On March 9, 1994, Tyson Foods, Inc. (Tyson) began a hostile tender offer to buy your shares of stock in WLR Foods, Inc. You will be getting the offer papers in the mail soon, if you have not already.

AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT TYSON'S OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF WLR FOODS AND ITS SHAREHOLDERS AND SHOULD BE REJECTED. ACCORDINGLY, WE STRONGLY URGE YOU NOT TO TENDER YOUR SHARES TO TYSON.

Your Board believes Tyson's unsolicited offer, which is full of conditions on its obligations to complete the offer, seeks to deny you the true long-term value of your stock. It also jeopardizes the security and interests of our employees, producers, customers, suppliers and the communities where we operate. In short, Tyson's hostile tender offer is nothing more than an attempt to profit from the undervalued assets of your Company at your expense, disregarding the best interests not only of shareholders, but also of WLR Foods employees, producers, communities and customers.

When you think about whether to sell your stock in WLR Foods, you probably will think about a lot of things. You think about a strong home-grown company selling out to a group from Arkansas. You think about people whose dedication and talent have created WLR Foods and each day made it the success it is, the same people whose livelihoods, lifestyles and future would change if Tyson takes over. You may think about ending your own relationship with WLR Foods -- as family, producer or employee, or even as a member of a community where WLR Foods is a supportive local institution. You may think about the taxes you'd have to pay on the profit you make.
And let's be honest, you think about the price.

TYSON TIMED ITS OFFER TO SEIZE WLR FOODS VALUE BEFORE THE MARKET FULLY REFLECTS THE BENEFITS OF ALL WE'VE DONE TO INCREASE SHAREHOLDER VALUE.

WLR Foods Board of Directors and management has taken decisive action to build your Company and your investment and, we now see the poultry cycle beginning to turn in our favor. Evidently, Tyson recognizes that WLR Foods investments are already producing positive results and will continue to do so in the future. But these investments have

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only been partially reflected in the stock market.  We strongly believe that selling now will deprive you of the chance to see more value generated in the future and will ensure that Tyson captures these long-term benefits for itself.

The Board believes the value of this Company is lower today than it would be in the future. We are enthusiastic about the prospects for WLR Foods and urge you to consider the following:

o WLR Foods just completed a five year, $133.7 million capital expenditure program which dramatically increased production from 1988 levels by 115%. The start-up costs and initial inefficiencies affected earnings in recent years, but the benefits of these investments will soon begin to be fully realized.

o Poultry has always been a cyclical industry, and 1993 and early 1994 showed signs of improvement from the low poultry cycle WLR Foods has endured for the last several years. If historical patterns hold true, an improvement in the poultry cycle is imminent which should lead to greater profitability for your company.

o WLR Foods reorganized its poultry subsidiaries into one company in late September 1993. This restructuring has great potential for increased production efficiency and lower administrative costs. Already it has produced substantial annual labor and benefit savings. And other savings are on their way which should improve our bottom line.

o WLR Foods has expanded through internal growth and by buying good companies. All of our acquisitions, such as Cassco Ice and Round Hill, have been friendly. Selling now closes the book on our opportunity to realize the benefits of our recent acquisitions and other business opportunities.

o In recent years, we've worked hard on our marketing and export program. These programs are young, strong and growing. Again, we want our shareholders to reap these benefits, not Tyson.

In short, WLR Foods just got bigger and leaner and the price of our product appears to be getting stronger. We strongly believe that the Tyson conditional offer doesn't reflect the true value of WLR Foods and your investment. It's simple economics -- you just don't sell when you are undervalued.

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We've heard from many of you with questions about how a hostile tender offer works. You should know that you are not hurt by taking your time to respond to their offer. Tyson's offer cannot expire before April 8, 1994, and, given all the conditions in Tyson's offer, it is likely the deadline will be pushed back even further. You will be notified of any change in this deadline.

WLR Foods Board of Directors reached its conclusion to reject Tyson's offer, and is strongly recommending you do the same, after closely analyzing the offer with the Company's management and professional advisors. The Board is committed to having all shareholders treated fairly. This is why it adopted the Shareholder Protection Rights Plan and has enhanced the protection available to the Company under Virginia's Control Share Acquisitions Statute.

A more detailed description of the Board's recommendation and certain actions it has taken is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 which we enclose for you. We urge you to read the Schedule 14D-9 carefully and completely.

You should know that not one member of the Board of Directors intends to tender even one single share of stock to Tyson. We urge you to do the same. Remember, Tyson wouldn't make this offer unless they believed it was in Tyson's own interest to do so.

WLR Foods has an exciting future which we are just beginning to realize.
If you believe WLR Foods stock is an appreciating asset, and it is clear that Tyson believes so, ask yourself if it makes sense to sell before you've realized that appreciation. We don't think so -- and we urge you to reject the Tyson offer.

Thank you for your many expressions of support and commitment to WLR Foods. We assure you that the Board will continue to act with only one goal in mind: to provide you with superior value while protecting our shareholders, employees, producers, communities, customers and suppliers.


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If you have questions along the way, call us at (703) 896-7001.
You may also call D.F. King & Co., Inc., which is assisting us, at 800-669-5550.

Sincerely yours,

WLR FOODS, INC.


Charles W. Wampler, Jr.             James L. Keeler
Chairman, Board of Directors        President and Chief
                                    Executive Officer


Herman D. Mason                     William D. Wampler
Vice Chairman, Board of Directors   Director


George E. Bryan                     Stephen W. Custer
Director                            Director


Charles L. Campbell                 William H. Groseclose
Director                            Director


Calvin G. Germroth                  J. Craig Hott
Director                            Director
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